SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 5)1

RTW Retailwinds, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

649295102

(CUSIP Number)

Mr. David L. Kanen

Kanen Wealth Management, LLC

5850 Coral Ridge Drive, Suite 309

Coral Springs, FL 33076

(631) 863-3100

AFSHIN HAKIM, ESQ.

HAKIM LAW GROUP

11812 San Vicente Blvd., Suite 380

Los Angeles, CA 90049

(424) 299-8913

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 5, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1	NAME OF REPORTING PERSONS PHILOTIMO FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,379,654
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,379,654
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,379,654
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.11%
14	TYPE OF REPORTING PERSON IA, PN

1	NAME OF REPORTING PERSONS KANEN WEALTH MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION FLORIDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,584,266
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,584,266
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,584,266
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.02%
14	TYPE OF REPORTING PERSON IA

1	NAME OF REPORTING PERSONS DAVID KANEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 957,200
	8	SHARED VOTING POWER 4,584,266
	9	SOLE DISPOSITIVE POWER 957,200
	10	SHARED DISPOSITIVE POWER 4,584,266
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,584,266
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.49%
14	TYPE OF REPORTING PERSON IN

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Philotimo Fund, LP (“Phlilotimo”) were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by Kanen Wealth Management, LLC (“KWM”) were purchased with the funds for the accounts of its customers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by Mr. Kanen were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 3,204,612 Shares beneficially owned by KWM is approximately $6,139,488.59 including brokerage commissions. The aggregate purchase price of the 1,379,654 Shares beneficially owned by Philotimo is approximately $3,338,970.51, including brokerage commissions. The aggregate purchase price of the 957,200 Shares beneficially owned by Mr. Kanen is approximately $2,152,650.75, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 65,275,823 Shares outstanding as of August 30, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 6, 2019.

A.	Philotimo

(a)	As of the close of business on December 5, 2019, Philotimo beneficially owned 1,379,654 Shares.

Percentage: Approximately 2.11%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,379,654
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,379,654

(c)	The transactions in the Shares by Philotimo since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

B.	KWM

(a)	As of the close of business on December 5, 2019, KWM beneficially owned 3,204,612 Shares. KWM, as the general partner of Philotimo, may be deemed the beneficial owner of the 1,379,654 Shares owned by Philotimo.

Percentage: Approximately 7.02%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,584,266
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,584,266

(c)	The transactions in the Shares by KWM since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

C.	Mr. Kanen

(a)	As of the close of business on November 6, 2019, Mr. Kanen directly beneficially owned 957,200 Shares. Mr. Kanen, as the managing member of KWM, may be deemed the beneficial owner of the (i) 3,204,612 Shares owned by KWM and (ii) 1,379,654 Shares owned by Philotimo.

Percentage: Approximately 8.49%

(b)	1. Sole power to vote or direct vote: 957,200
2. Shared power to vote or direct vote: 5,541,466
3. Sole power to dispose or direct the disposition: 957,200
4. Shared power to dispose or direct the disposition: 5,541,466

(c)	The transactions in the Shares by Mr. Kanen since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference. The transactions in the Shares on behalf of KWM since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

Kanen Wealth Management, LLC in its role as investment manager to several customer accounts (collectively, the “Accounts”) to which it furnishes investment advice, and Mr. Kanen, as the managing member of Kanen Wealth Management, LLC, may each be deemed to beneficially own shares of the Issuer's Shares held in the Accounts.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2019

KANEN WEALTH MANAGEMENT, LLC

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

PHILOTIMO FUND, LP

By:	Kanen Wealth Management, LLC its general partner

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

/s/ David L. Kanen
DAVID L. KANEN

SCHEDULE A

Transactions in the Shares of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Price ($)	Date of Purchase/Sale

KANEN WEALTH MANAGEMENT, llC

Purchase of Common Stock	5,238	1.3403	10/08/2019
Purchase of Common Stock	3,110	1.3482	10/10/2019
Sale of Common Stock	1,340	1.3708	10/14/2019
Purchase of Common Stock	2,337	1.3500	10/14/2019
Purchase of Common Stock	55,305	1.3032	10/16/2019
Purchase of Common Stock	52,930	1.2500	12/03/2019

DAvid Kanen

Purchase of Common Stock	4,537	1.2960	12/05/2019

philotimo fund, LP

Purchase of Common Stock	33,400	1.4000	11/15/2019
Purchase of Common Stock	1,430	1.2297	12/02/2019
Purchase of Common Stock	100,000	1.2500	12/03/2019
Purchase of Common Stock	51,603	1.2499	12/04/2019